UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice Regarding Repurchase of Own Shares (Ordinary Shares)

Held by Mitsubishi UFJ Financial Group, Inc.’s Subsidiaries

(Repurchase of own shares from subsidiaries

pursuant to the provisions of Article 163 of the Company Law)

Tokyo, July 31, 2008 — Mitsubishi UFJ Financial Group, Inc. (the Company) resolved, at the meeting of the Board of Directors of the Company held today, to repurchase its own shares held by its subsidiaries pursuant to the provisions of Article 156 of the Company Law, in accordance with the provisions of Article 163 of the said law.

1.	Name of Subsidiaries

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

2.	Outline of Repurchase

(1) Type of shares to be repurchased:	Ordinary shares of the Company

(2) Aggregate number of shares to be repurchased:	248,443,047 shares
(Of which:
Repurchased from The Bank of Tokyo-Mitsubishi UFJ, Ltd.: 247,677,147 shares;
Repurchased from Mitsubishi UFJ Trust and Banking Corporation: 765,900 shares)

(3) Aggregate repurchase price:	JPY 239,250,654,261 (The amount obtained by multiplying the average of the respective closing prices of the ordinary shares of the Company on the Tokyo Stock Exchange on each day from July 1 to July 31, 2008 by the aggregate number of shares to be repurchased)

(4) Schedule for repurchase of own shares:	August 1, 2008 (Scheduled execution date of the repurchase agreement)

(5) Method of repurchase:	Off-exchange direct transaction

3.	Reason for Repurchase

To repurchase the shares of the Company allocated to the respective subsidiaries mentioned above pursuant to the share exchange between the Company and Mitsubishi UFJ NICOS Co., Ltd. scheduled to be effective on August 1, 2008.

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Note: This notice is published in order to publicly announce the Company’s repurchase of its own shares (ordinary shares) and has not been prepared for the purpose of soliciting investment or any similar act inside or outside of Japan.